UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HEARTWARE INTERNATIONAL, INC.

(Name of Subject Company)

HEARTWARE INTERNATIONAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

422368100

(CUSIP Number of Class of Securities)

Lawrence J. Knopf

Senior Vice President, General Counsel and Secretary

HeartWare International, Inc.

500 Old Connecticut Path, Building A

Framingham, MA 01701

(508) 739-0950

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Clare O’Brien

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is HeartWare International, Inc., a Delaware corporation (“HeartWare” or the “Company”). The address of HeartWare’s principal executive offices is 500 Old Connecticut Path, Building A, Framingham, MA 01701. The telephone number of HeartWare’s principal executive offices is (508) 739-0950.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (the “Shares”). As of the close of business on July 25, 2016, there were 17,561,508 Shares issued and outstanding.

Information relating to the Offer (as defined below), including this Schedule 14D-9 and related documents, can be obtained without charge from the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of HeartWare, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address,” which information is incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Medtronic Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Medtronic, Inc., a Minnesota corporation (“Parent”), itself a wholly owned subsidiary of Medtronic plc, a public limited company organized under the laws of Ireland (“Medtronic”), to purchase all of the outstanding Shares at a price of $58.00 per Share, paid to the holder in cash, without interest, subject to any required withholding taxes (such amount or any higher amount per Share that may be paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Medtronic, Parent and Purchaser with the SEC on July 26, 2016. Copies of the Offer to Purchase and form of Letter of Transmittal being mailed to HeartWare’s stockholders, together with this Schedule 14D-9, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of June 27, 2016 (as it may be amended or supplemented, the “Merger Agreement”), by and among HeartWare, Purchaser and Parent, pursuant to which, among other matters, as soon as practicable following the consummation of the Offer, and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will merge with and into HeartWare with HeartWare surviving as a wholly owned subsidiary of Parent pursuant to Delaware General Corporation Law (“DGCL”) Section 251(h) (the “Merger”). Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. HeartWare does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by the Company as treasury stock, (ii) owned by Parent or Purchaser, or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically cancelled and converted into the right to receive an amount in cash, payable to the holder thereon, without any interest thereon, equal to the Offer Price (the “Merger Consideration”), on the terms and conditions set forth in the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date a number of Shares that when added to the Shares already owned by Parent, Purchaser or any wholly owned subsidiaries of Medtronic constitute a majority of the then outstanding Shares (the “Minimum Condition”), and (b) approvals under applicable antitrust laws in Austria, Germany and Spain being obtained. The Offer was also conditioned on the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The applicable waiting period expired on July 25, 2016. The “Expiration Date” means the end of the day, immediately after 11:59 p.m. Eastern time on August 22, 2016, which is the date that is 20 business days following the commencement of the Offer, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement.

As set forth in the Schedule TO, the address of the principal executive office of Medtronic is 20 On Hatch, Lower Hatch Street, Dublin 2, Ireland, and its telephone number is +353 1 438-17000. The address of the principal executive offices of each of Parent and Purchaser is 710 Medtronic Parkway, Minneapolis, Minnesota 55432, and their telephone number is (763) 514-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of HeartWare, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between HeartWare or its affiliates, on the one hand, and (i) HeartWare’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Parent, Purchaser and their Affiliates

Merger Agreement

On June 27, 2016, HeartWare, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12—“Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14—“Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference.

The Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser and by Parent and Purchaser to the Company in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except for the rights of the Company’s stockholders to receive the Merger Consideration following the Effective Time of the Merger in accordance with Article III of the Merger Agreement). Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

The summary of the Merger Agreement and the descriptions of the terms and conditions thereto contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On January 19, 2016, HeartWare, Inc. and Parent entered into a Confidential Disclosure Agreement (the “Confidentiality Agreement”), under which, Parent agreed, subject to certain limitations, to keep confidential certain non-public information about the Company.

The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 12 under the heading “Purpose of the Offer; the Merger Agreement; Confidentiality Agreement; Plans for HeartWare; Extraordinary Corporate Transactions; Appraisal Rights; Going-Private Transactions” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between HeartWare and its Executive Officers, Directors and Affiliates

The executive officers of HeartWare and the members of the board of directors of HeartWare (the “Board” or the “Company Board”) may have certain interests in the transactions contemplated by the Merger Agreement (the “Transactions”) that may be different from or in addition to those of HeartWare’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation,” in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that HeartWare’s stockholders accept the Offer, and tender their Shares pursuant to the Offer.

For additional information with respect to the arrangements between HeartWare and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below and Exhibits (e)(3) through (e)(26) attached hereto, each of which is incorporated herein by reference. The following summaries are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto, and Exhibits (e)(27) through (e)(34) hereto, each of which is incorporated herein by reference.

Cash Payable for Shares Tendered Pursuant to the Offer

If the non-employee directors and executive officers of HeartWare who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger Agreement, they will receive the same Offer Price or Merger Consideration, as applicable, subject to the same terms and conditions as the other stockholders of HeartWare. As of July 25, 2016, the non-employee directors and executive officers of HeartWare beneficially owned, in the aggregate, 359,722 Shares (or approximately 2.05% of the outstanding Shares as of such date). If the non-employee directors and executive officers of HeartWare were to tender all such Shares for purchase pursuant to the Offer, and such Shares were accepted for payment and purchased by Purchaser, they would receive an aggregate of $20,863,876 in cash. The non-employee directors and executive officers of HeartWare have informed the Company that as of June 27, 2016, they intend to tender all Shares, if any, beneficially owned by them pursuant to the Offer. For a description of the treatment of stock options and restricted stock units held by the non-employee directors and executive officers of HeartWare, see below under the heading “Effect of the Merger on Stock Options and Restricted Stock Units.”

The following table sets forth, as of July 25, 2016, the cash consideration that each executive officer and non-employee director would be entitled to receive in respect of their outstanding Shares if such party were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser:

Name	Number of Shares		Amount Payable
Non-Employee Directors:
Timothy Barberich	11,107		$644,206
Chadwick Cornell	—		—
Cynthia Feldmann	4,750		$275,500
Seth Harrison	151,829	(1)(2)	$8,806,082
Raymond Larkin, Jr.	8,000		$464,000
Stephen Oesterle	1,000		$58,000
Robert Stockman	17,814		$1,033,212
Robert Thomas	5,510	(3)	$319,580
Denis Wade	10,716	(4)	$621,528
Executive Officers:
Douglas Godshall(5)	84,345		$4,892,010
Lawrence Knopf	17,608		$1,021,264
Jeffrey LaRose	12,482		$723,956
Katrin Leadley, M.D.	—		—
Peter McAree	19,005		$1,102,290
James Schuermann	12,043		$698,494
Mark Strong	3,513		$203,754

(1)	Includes 14,936 Shares held by Mr. Harrison’s spouse.
(2)	Includes 3,500 Shares held by the Tortoise Foundation, a charitable foundation managed by Mr. Harrison.
(3)	Includes 1,000 Shares indirectly held by Robert Thomas as Trustee of the RB Thomas Superannuation Fund.
(4)	Includes 4,966 Shares indirectly held by Nickeli Holdings PTY. Limited as Trustee of the Wade Family Superannuation Fund.
(5)	Mr. Godshall is both an executive officer and director.

Effect of the Merger on Stock Options and Restricted Stock Units

Stock Options. As of July 25, 2016, non-employee directors and executive officers of HeartWare held options to purchase an aggregate of 127,772 Shares under the Company’s 2012 Incentive Award Plan, as amended, the Company’s 2008 Stock Incentive Plan and the Company’s Employee Stock Option Plan (together, the “Company Equity Plans”). Pursuant to the terms of the Merger Agreement, at the Effective Time, each option to acquire Shares granted under a Company Equity Plan (each, a “Company Option”) that is outstanding and unexercised (whether vested or unvested) immediately prior to the Effective Time, and for which the Merger Consideration exceeds the exercise price of such Company Option, will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the Company Option holder will be entitled to receive promptly, but in no event later than fifteen (15) days after the Effective Time, a cash payment in respect of such cancellation from HeartWare in an amount equal to the product of the excess of the Merger Consideration over the exercise price of each such Company Option and the number of unexercised Shares subject to such Company Option immediately prior to the Effective Time, less any required withholding of taxes.

The table set forth below provides information regarding the Company Options held by HeartWare’s non-employee directors and executive officers as of July 25, 2016:

Name	Total Number of Vested and Unvested Company Options(1)	Cash Consideration Payable in Respect of Vested and Unvested Company Options
Non-Employee Directors:
Timothy Barberich	12,714	$270,113
Chadwick Cornell	1,000	$28,990
Cynthia Feldmann	5,000	$28,990
Seth Harrison	7,000	$29,920
Raymond Larkin, Jr.	7,000	$29,920
Stephen Oesterle	1,000	$28,990
Robert Stockman	12,714	$247,308
Robert Thomas	7,000	$29,920
Denis Wade	7,000	$29,920
Executive Officers:
Douglas Godshall	37,344	$1,072,979
Lawrence Knopf	5,000	$122,550
Jeffrey LaRose	5,000	$122,550
Katrin Leadley, M.D.	5,000	$122,550
Peter McAree	5,000	$122,550
James Schuermann	5,000	$122,550
Mark Strong	5,000	$122,550

(1)	The total number of vested and unvested Company Options includes out-of-the-money Company Options held by such Company Option holder (if any). Out-of-the-money options held by the Company’s non-employee directors and executive officers will be cancelled without any consideration paid for them.

Restricted Stock Units. As of July 25, 2016, non-employee directors and executive officers of HeartWare held restricted stock units in respect of an aggregate of 226,105 Shares granted under the Company Equity Plans (each, a “Company Restricted Stock Unit”). Pursuant to the terms of the Merger Agreement, at the Effective Time, Company Restricted Stock Units that are outstanding and unvested immediately prior to the Effective Time will be automatically cancelled as of the Effective Time and, in consideration of such cancellation, the holder thereof will be entitled to receive promptly, but in no event later than fifteen (15) days after the Effective Time, a cash payment in respect of such cancellation from the Company in an amount equal to the product of the Merger Consideration and the number of Shares underlying such Company Restricted Stock Units as of immediately prior to the Effective Time (assuming achievement of all performance milestones in the case of Company Restricted Stock Units that are subject to performance-based vesting), less any required withholding of taxes.

The table set forth below provides information regarding the Company Restricted Stock Units held by HeartWare’s non-employee directors and executive officers as of July 25, 2016:

Name	Number of Unvested Company Restricted Stock Units	Cash Consideration Payable in Respect of Unvested Company Restricted Stock Units
Non-Employee Directors:
Timothy Barberich	1,250	$72,500
Chadwick Cornell	2,000	$116,000
Cynthia Feldmann	1,250	$72,500
Seth Harrison	1,250	$72,500
Raymond Larkin, Jr.	1,250	$72,500
Stephen Oesterle	2,000	$116,000
Robert Stockman	1,250	$72,500
Robert Thomas	1,250	$72,500
Denis Wade	1,250	$72,500
Executive Officers:
Douglas Godshall	78,062	$4,527,596
Lawrence Knopf	19,125	$1,109,250
Jeffrey LaRose	18,050	$1,046,900
Katrin Leadley, M.D.	27,375	$1,587,750
Peter McAree	19,705	$1,142,890
James Schuermann	22,459	$1,302,622
Mark Strong	28,579	$1,657,582

Change of Control Arrangements

Currently, the Company is party to employment agreements with each of the executive officers that address each executive officer’s duties and responsibilities and specify the amounts payable to the executive officers in connection with certain termination events. If terminated without “Cause” or for “Good Reason” within 18 months following a “Change in Control” (as such terms are defined in each executive officer’s employment agreement with the Company), and subject to the execution and effectiveness of a release of claims, each executive officer would be entitled to a lump sum payment equal to the sum of 12 months’ base salary and 100% of target annual cash bonus (“Total Salary”) (except in the case of Messrs. Godshall and LaRose, who are entitled to two times their Total Salary), and continued COBRA coverage for 12 months (or 24 months in the case of Messrs. Godshall and LaRose).

The foregoing descriptions of compensation arrangements do not purport to be complete and are qualified in their entirety by reference to the agreements, including any amendment thereto, listed as Exhibits (e)(3) through (e)(26) to this Schedule 14D-9, which are incorporated herein by reference.

Changes to the Annual Bonus Program

In anticipation of the Merger, the Board has approved modifications of certain corporate performance goals for HeartWare’s 2016 Annual Bonus Program, which will be effective as of and contingent upon the Effective Time. Such modifications include changing the measurement date and achievement criteria for certain goals, and the deemed achievement or partial achievement of certain goals in connection with the Merger.

Compensation and Benefits of Continuing Employees

Pursuant to the Merger Agreement, Parent is not obligated to continue the employment of any HeartWare employee for any period of time after the Merger. However, after the consummation of the Merger, each employee of HeartWare or any of its subsidiaries who does continue as an employee of Parent or any of its subsidiaries, including HeartWare, following the consummation of the Merger (each a “Continuing Employee”) will, until the earlier of the termination of such Continuing Employee’s employment with such entities or the first anniversary of the Effective Time, be entitled to a base salary or wage rate and annual cash bonus opportunity that is no less than the base salary or wage rate and annual cash bonus opportunity in effect for each such Continuing Employee immediately preceding the Effective Time and employee benefits (including severance, vacation, sick, and personal time off benefits, but excluding any equity-based, retention-related or change-in-control related compensation and bonus plans, programs, agreements or arrangements) that are substantially comparable, in the aggregate, to those provided to each such Continuing Employee immediately preceding the Effective Time; provided however, that for such period, the Continuing Employees will be eligible to receive long-term incentive compensation on the same basis as provided to similarly situated employees of Parent and its subsidiaries.

The Merger Agreement further provides that to the extent Parent elects to have Continuing Employees and their eligible dependents participate in its or its affiliate’s employee benefit plans, programs or policies following the Effective Time and subject to applicable law and the terms of the applicable plan, Parent will, or will cause its subsidiaries to, recognize the prior service with HeartWare or any of its subsidiaries, including prior service with predecessor employers where such prior service is recognized by HeartWare and any of its subsidiaries as of immediately prior to the Effective Time, of each Continuing Employee for purposes of eligibility to participate, vesting and determination of level of benefits in any employee benefit plans, programs or policies of Parent or its Affiliates (as defined in the Merger Agreement) in which Continuing Employees are eligible to participate (but not for purposes of vesting in Company Options and other equity awards, for the purposes of benefit accruals under any defined benefit pension plan or to the extent that such recognition would result in duplication of benefits).

As of the date of this Schedule 14D-9, no executive officers or directors of HeartWare have entered into arrangements with Parent or its affiliates regarding employment, compensation or benefits.

Director Compensation

The Company’s non-employee directors receive an annual cash retainer for their service on the Board as follows, paid monthly:

•	an annual fee for non-employee directors on the Board of $60,000;

•	for the Chairman of the Board, an annual fee of $120,000;

•	for the Deputy Chairman, an annual fee of $85,000;

•	for members of the audit committee, an annual fee of $7,500 ($15,000 for the chair);

•	for members of the compensation committee, an annual fee of $4,500 ($9,000 for the chair);

•	for members of the nominating and governance committee, an annual fee of $2,500 ($5,000 for the chair);

•	for members of the quality and technology committee, an annual fee of $4,500 ($9,000 for the chair);

•	for members of the business strategy committee, an annual fee of $2,500 ($5,000 for the chair).

Each of the Company’s non-employee directors receives an initial grant of 1,000 Company Restricted Stock Units upon joining the Board and 1,000 Company Options and up to 1,000 Company Restricted Stock Units

annually thereafter while serving as a non-employee director on the Board. Company Options granted to non-employee directors have a per Share exercise price equal to the closing price of a Share on the date of grant and a maximum term of 10 years. Unvested Company Restricted Stock Units and Company Options held by non-employee directors automatically become fully vested in the event of a change in control and will be treated as described in this Schedule 14D-9 in connection with the Transactions. The Merger will constitute a change of control for purposes of these awards.

Non-employee directors are also reimbursed for reasonable out-of-pocket expenses incurred in connection with their activities as members of the Board.

Prior to becoming directors of the Company, Chadwick Cornell and Stephen Oesterle, M.D. were previously employees of Parent, and each continues to hold shares or equity awards in respect of Medtronic common stock.

Director and Officer Indemnification and Insurance

The DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors, officers, employees and agents, provisions regarding the scope of indemnification of such persons. HeartWare has included in its certificate of incorporation, a provision to eliminate the personal liability of its directors to the Company or its stockholders for monetary damages for breaches of fiduciary duty as a director, to the fullest extent permitted under Delaware law. HeartWare’s amended and restated bylaws provide that, subject to limited exceptions, HeartWare will indemnify each officer and director to the fullest extent permitted by the DGCL and advance expenses in connection with legal proceedings. HeartWare also currently has directors’ and officers’ liability insurance. HeartWare or its affiliate has also entered into employment agreements or offer letters with each of the executive officers that provide for indemnification. Each employment agreement or offer letter provides that, subject to limited exceptions, the Company will indemnify the executive officer, and advance all expenses, including attorneys’ fees, to the fullest extent permitted by law for claims arising in his or her capacity as an officer or director.

Pursuant to the Merger Agreement, from and after the Effective Time, Parent will, and will cause HeartWare, as the surviving corporation, (the “Surviving Corporation”) to, indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of the Company or any of its present or former subsidiaries or corporate parents (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time (including the Transactions) to the fullest extent that the Surviving Corporation is permitted by law, and Parent will, and will cause the Surviving Corporation to, promptly advance expenses as incurred to the fullest extent that the Surviving Corporation is permitted by law. The certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and advancement of expenses set forth in the certificate of incorporation and bylaws of the Company as amended, restated and in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by law.

Pursuant to the Merger Agreement, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of the Merger Agreement between or among the HeartWare or any of its subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party.

Parent will cause to be maintained, in effect for not less than six years from the Effective Time, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and the Company’s subsidiaries for the Indemnified Parties and any other employees, agents or other individuals otherwise covered by such insurance policies prior to the Effective Time with respect to matters occurring at or prior to the Effective Time (including the Transactions), so long as the annual premium therefore would not be in excess of two hundred and fifty percent (250%) of the last annual premium paid prior to the Effective Time (the “Maximum Premium”). Pursuant to the Merger Agreement, the Company may, prior to the Effective Time, purchase a so-called “Reporting Tail Endorsement” with an annual premium not in excess of the Maximum Premium, in which case, provided that Parent causes the Surviving Corporation to maintain such Reporting Tail Endorsement in full force and effect for not less than six (6) years from the Effective Time, Parent will be relieved from its other indemnification and insurance obligations described above.

The directors’ and officers’ insurance and indemnification provisions in the Merger Agreement will be binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation. Pursuant to the Merger Agreement, Parent guarantees the payment and performance by the Surviving Corporation of the indemnification and other related obligations and the certificate of incorporation and bylaws of the Surviving Corporation.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, prior to the Share Acceptance Time (as defined in the Merger Agreement), the Company will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) resulting from the Offer and Merger by each individual who is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Prior to the date of the Merger Agreement, the Compensation Committee of the Board took the steps required to cause each agreement, arrangement or understanding that has been or will be entered into by HeartWare or any HeartWare subsidiary with any of its officers, directors or employees pursuant to which compensation, severance or other benefits are paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

At a meeting held on June 26, 2016, after careful consideration and in consultation with the Company’s financial and legal advisors, the Company Board, among other things, unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

Accordingly, and for other reasons described in more detail below, the Board unanimously recommends that all holders of Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

A joint press release, dated June 27, 2016, issued by Parent and HeartWare announcing the Offer is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer

Members of the Board and members of HeartWare senior management periodically review and assess the Company’s operations, financial performance, industry conditions, regulatory developments and potential strategic initiatives with the goal of increasing stockholder value. These reviews and assessments include discussions of strategic alternatives, including growing the Company’s business organically and independently developing and marketing its products, as well as potential business combinations, partnerships, acquisitions, divestitures and financing alternatives. In connection with these reviews and assessments, the Board and members of the Company’s senior management periodically receive advice from financial and legal advisors, including Perella Weinberg Partners LP (“Perella Weinberg”) and Shearman & Sterling LLP (“Shearman & Sterling”). The following is a description of contacts between representatives of Medtronic, Parent and their subsidiaries (for purposes of this Section, “Medtronic”) and HeartWare that resulted in the execution of the Merger Agreement and the agreements related to the Offer.

In late July 2015, Michael Coyle, Executive Vice President and President of Medtronic’s Cardiac and Vascular Group, Chris Cleary, Vice President of Corporate Development at Medtronic, John Liddicoat, President of Medtronic’s Cardiac Rhythm and Heart Failure business, and Tom Vassiliades, Vice President, Medical Affairs, Structural Heart at Medtronic, met with Doug Godshall, HeartWare’s President and Chief Executive Officer, to discuss ways the organizations could potentially work together. During this meeting, Mr. Godshall indicated that HeartWare was open to further exploration of ways the two organizations could work together.

On January 9, 2016, Mr. Godshall and Mr. Liddicoat had a conversation in which Mr. Liddicoat indicated that Medtronic remained interested in the VAD market and continued to believe there were potential synergies in the sales processes and technology portfolios of HeartWare and Medtronic. Mr. Godshall indicated that perhaps a further conversation would be productive.

On January 15, 2016, at the request of Mr. Liddicoat, Mr. Godshall contacted Mr. Liddicoat, and following discussion between them, Mr. Godshall indicated that HeartWare remained open to exploring ways that Medtronic and HeartWare could work together. Both parties agreed to arrange a more detailed discussion of HeartWare’s research and development and clinical efforts.

On January 17, 2016, a representative from a corporation other than Medtronic (“Company A”) contacted Mr. Godshall to express interest in exploring a possible acquisition of HeartWare by Company A.

On January 18, 2016, at the request of Mr. Liddicoat, Mr. Godshall and Mr. Liddicoat had a call to discuss potential joint marketing activities. During this discussion, in anticipation of providing confidential information to Medtronic, Mr. Godshall suggested that HeartWare and Medtronic sign a confidentiality agreement.

On January 19, 2016, the Company and Parent executed the Confidentiality Agreement.

On January 26, 2016, Mr. Liddicoat, on behalf of Medtronic, submitted a list of discussion topics to Mr. Godshall, including questions relating to HeartWare’s clinical trials, research and development activities and quality initiatives.

On January 27, 2016, Mr. Godshall met with representatives of Medtronic, including Mr. Liddicoat and Mr. Cleary, at Medtronic’s offices in Minneapolis, Minnesota to review the Company’s clinical trials, research and development activities and quality initiatives. At the meeting, representatives of Medtronic indicated that, in light of the significant strategic alignment between Medtronic and HeartWare, Medtronic was potentially interested in partnering with HeartWare. Mr. Godshall agreed that, based on the respective technical capabilities of the parties, there could be the potential for synergies in a field-based collaboration arrangement, particularly in light of the recent acquisition of Thoratec Corporation by St. Jude Medical, Inc.

On January 27, 2016, a representative of Medtronic contacted Mr. Godshall to request additional non-public information, which Mr. Godshall subsequently provided in summary form.

On January 29, 2016, Mr. Godshall received a telephone call from Mr. Cleary to inform him that senior management of Medtronic intended to meet in the coming days to discuss, among other things, potential strategic transactions involving HeartWare. Later that day, Mr. Godshall relayed this conversation to the Company’s General Counsel, Chief Financial Officer and Chairman of the Board.

On February 3, 2016, Mr. Cleary contacted Mr. Godshall and informed him that Medtronic was continuing to consider its strategic alternatives with respect to the Company, and that Medtronic may subsequently contact Mr. Godshall following its board meeting at the end of February.

On February 4, 2016, following a brief discussion between a representative of Perella Weinberg and a representative of Company A, HeartWare and Company A executed a confidentiality agreement in connection with a possible negotiated transaction.

On February 13, 2016, the chairman of Company A contacted the Chairman of HeartWare and expressed an interest in a strategic combination.

On March 1, 2016, Company A’s financial advisor contacted Perella Weinberg to reiterate Company A’s potential interest in a strategic combination with HeartWare. In response, and at the direction of the Company’s management, a representative of Perella Weinberg notified Company A’s financial advisor that if Company A was interested in a transaction with HeartWare, Company A should provide specific details of its proposal and also spoke with Company A’s financial advisor about Company A and its financial condition. Following these discussions, there was no further contact between HeartWare and Company A or their respective representatives regarding a possible transaction, and no confidential information was provided to Company A by HeartWare or its representatives.

On April 21, 2016, Mr. Liddicoat contacted Mr. Godshall and indicated that he would like to meet during the week of April 25, 2016 to discuss how he thought the Company and Medtronic could best work together going forward. Mr. Godshall shared this message with the Company’s General Counsel, Chief Financial Officer and Chairman of the Board. On April 24, 2016, Messrs. Godshall and Liddicoat agreed to meet on April 28, 2016 in Washington D.C., where the International Society for Heart and Lung Transplantation annual meeting and scientific sessions were being held.

On April 28, 2016, Mr. Godshall met with Mr. Liddicoat and Mr. Cleary. Mr. Liddicoat told Mr. Godshall that Medtronic was interested in acquiring HeartWare for a purchase price of up to $48.00 per Share. During the meeting, Mr. Cleary provided a letter to Mr. Godshall containing Medtronic’s non-binding, preliminary indication of interest to acquire 100% of the outstanding Shares for a cash purchase price of up to $48.00 per Share (the “April 28 Letter”), subject to completion by Medtronic of a due diligence review (including the status of the Company’s efforts to obtain destination therapy approval in the U.S. and MVAD research and development activities, among other items), the negotiation of definitive agreements and receipt of all required approvals. Medtronic expressed its readiness to immediately engage with HeartWare and its advisors regarding its proposal and its expectation that its due diligence review could be completed and a definitive agreement negotiated by June 30, 2016. Medtronic also provided Mr. Godshall with a due diligence request list, which, together with the April 28 Letter, Mr. Godshall shared with the Company’s General Counsel and Chief Financial Officer and representatives of Perella Weinberg and Shearman & Sterling. Mr. Godshall also provided the April 28 Letter to the other members of the Board.

On May 3, 2016, the Board convened a telephonic meeting with members of the Company’s senior management and representatives of Perella Weinberg and Shearman & Sterling attending to discuss the April 28 Letter. At the meeting, a representative of Shearman & Sterling reviewed the Board’s fiduciary duties in connection with its consideration of the proposal contained in the April 28 Letter, and a representative of Perella

Weinberg presented a preliminary financial analysis of the $48.00 per Share price proposed in the April 28 Letter. There was a general discussion among the Board members, members of senior management and representatives of Perella Weinberg regarding HeartWare’s strategic alternatives, including remaining independent, a transaction with Medtronic and other potential transactions, including a discussion of whether there might be other potential acquirors of HeartWare. No definitive decision was reached at that meeting regarding HeartWare’s response to the April 28 Letter and a follow-up telephonic meeting of the Board was tentatively scheduled.

On May 9, 2016, Mr. Cleary contacted Mr. Godshall regarding the April 28 Letter. Mr. Godshall informed Mr. Cleary that the Board was still in the process of reviewing the April 28 Letter.

On May 10, 2016, Mr. Cleary again contacted Mr. Godshall regarding the status of the Company’s review of the April 28 Letter. Mr. Godshall responded that the Board was continuing to consider the April 28 Letter.

On May 18, 2016, the Board held a telephonic meeting with members of senior management and representatives of Perella Weinberg and Shearman & Sterling to further evaluate the April 28 Letter and potential strategic alternatives for the Company, including remaining a standalone company. The Board, management and representatives of Perella Weinberg discussed the 2016 financial forecasts prepared by management, which had been updated in minor respects (the “Management Forecasts”) to reflect, among other things, first quarter results and revised operating expense forecasts. Representatives of Perella Weinberg discussed with the Board Perella Weinberg’s updated valuation analysis of HeartWare and its analysis of the $48.00 per Share price set forth in the April 28 Letter. Throughout the presentation and discussion, the Board asked detailed questions of the representatives of Perella Weinberg, which the representatives answered. The Board, together with representatives of Perella Weinberg and Shearman & Sterling, then engaged in a detailed discussion on how best to maximize value for HeartWare’s stockholders, including discussing the potential advantages and disadvantages of contacting other parties that might be potentially interested in acquiring HeartWare. After deliberation, the Board concluded that the per Share price proposed in the April 28 Letter undervalued the Company and management should so inform Medtronic.

On May 19, 2016, Mr. Godshall informed Mr. Cleary that the Board had concluded that Medtronic’s proposed purchase price of $48.00 per Share in the April 28 Letter undervalued the Company and that the Company was not prepared to engage in negotiations or provide due diligence materials to representatives of Medtronic on that basis. During that call, Mr. Cleary expressed a continued interest to proceed with a transaction and discussed with Mr. Godshall how best to facilitate further engagement between the parties with the objective of Medtronic proposing a price that might be acceptable to the HeartWare board.

On May 22, 2016, Mr. Godshall informed Mr. Cleary that although the Board was unwilling to engage in negotiations at the per Share price proposed in the April 28 Letter, representatives of the Company would be willing to meet with representatives of Medtronic to provide them with additional information so that Medtronic could improve upon its previously proposed $48.00 per Share price. Mr. Godshall also noted that there was not a consensus at the Board regarding the price at which HeartWare would be willing to pursue a transaction.

On May 23, 2016, HeartWare proposed that the parties enter into, and delivered to Medtronic, a draft confidentiality agreement that would replace the Confidentiality Agreement that had been executed on January 19, and contained terms customary for a sale transaction, including a standstill provision. That agreement was not executed, primarily because Medtronic was unwilling to agree to any provisions that would restrict its ability to approach HeartWare’s stockholders directly regarding its interest in acquiring HeartWare. Mr. Godshall informed Mr. Cleary by telephone that the Company would proceed with the planned meeting without a revised confidentiality agreement in place.

On May 26, 2016, Mr. Godshall and Mr. Peter McAree, the Company’s Chief Financial Officer, met with representatives of Medtronic at Medtronic’s offices in Minnesota, and had a general discussion regarding the business and prospects of the Company, during which the representatives of Medtronic were provided with certain confidential information, including the status of the Company’s efforts to resolve the issues raised in the June 2014 FDA warning letter, a description of the Company’s pipeline projects including its fully-implantable system design, the status of the Company’s efforts to obtain a destination therapy indication for its HVAD System, a summary of the Company’s efforts to resume clinical trials on its MVAD System and its expectations for its second fiscal quarter financial performance.

On May 31, 2016, Medtronic delivered to the Company a letter setting forth a revised non-binding proposal to acquire 100% of the outstanding Shares at a price of $50.50 per Share, in cash, subject to Medtronic’s satisfactory completion of its due diligence review, the negotiation of customary definitive agreements, receipt of all regulatory approvals, and approval of Medtronic’s board of directors (the “May 31 Letter”). In the May 31 Letter, Medtronic expressed its strong preference to work with Mr. Godshall and the Board to find a mutually agreeable negotiated transaction, and its view that, in light of the challenges faced by the Company and the competitive dynamics of HeartWare’s market, HeartWare’s stockholders would strongly favor Medtronic’s proposal.

On June 1, 2016 and June 2, 2016, the Board met in Boston, Massachusetts and Framingham, Massachusetts for its regularly scheduled meeting. On June 2, representatives from Perella Weinberg and Shearman & Sterling attended the meeting, at which the Board considered the May 31 Letter. At the meeting a representative of Shearman & Sterling reviewed the Board’s fiduciary duties in light of the May 31 Letter. Also at the meeting, representatives of Perella Weinberg presented valuation materials regarding the Company. Following those discussions, the Board and the other participants in the meeting discussed HeartWare’s strategic alternatives, including the risks and benefits of remaining independent, potential acquisition transactions that HeartWare could pursue, and whether there might be other potential acquirors of HeartWare, and if so, the price that these potential alternative acquirors might be prepared to pay for the Company and the likely timing for their consideration of a transaction with the Company.

Following this discussion, the Board considered how best to facilitate a process that would maximize stockholder value, including the potential advantages and disadvantages of contacting parties other than Medtronic to explore whether they might be interested in acquiring the Company. After deliberation, the Board determined to authorize Mr. Godshall to inform Medtronic that the $50.50 per Share price proposed in the May 31 Letter was unacceptable, but that the Board would be prepared to consider a transaction with Medtronic if Medtronic was prepared to pay a significantly higher per Share price.

On June 3, 2016, Mr. Godshall advised Mr. Cleary that the proposed $50.50 per Share price in the May 31 Letter was not acceptable to the Board, but that the Board had authorized the Company’s management to continue to negotiate with Medtronic with the goal of obtaining a per Share price in the mid-60’s. Mr. Godshall and Mr. Cleary also discussed the possibility of including a contingent value right (“CVR”) as part of the consideration to be paid by Medtronic to HeartWare’s stockholders. Mr. Godshall noted that if a CVR was included, the aggregate purchase price paid to HeartWare’s stockholders would need to be higher to reflect the increased risk associated with a CVR (relative to cash consideration).

On June 6, 2016, Mr. Godshall and Mr. Cleary spoke again by telephone. On that call, Mr. Cleary advised Mr. Godshall that Medtronic was prepared to revise its proposal to acquire HeartWare by increasing the proposed cash per Share price to $53.00 and including a CVR that would entitle HeartWare’s stockholders to an additional cash payment upon the occurrence of certain events. Mr. Cleary also indicated that Medtronic was not prepared to pay a per Share price of $60.00 or more under any circumstance, and that Medtronic was still open to negotiating per Share consideration consisting solely of cash payable at closing.

On June 7, 2016, the Company received a third letter (the “June 7 Letter”) from Medtronic setting forth a non-binding proposal to acquire 100% of the outstanding Shares at a price of $53.00 per Share in cash, plus a CVR entitling each holder to a cash payment of $5.00 per Share upon the first patient enrollment in a human clinical trial, on or before June 30, 2018, of a Fully Implantable Left Ventricular Assist System, with such trials designed to support the issuance of a CE Mark, assuming favorable results. In the June 7 Letter, Medtronic also stated that it believed that the Company’s stockholders would find its proposal extremely attractive, and that if the parties were not able to conclude a private negotiated transaction, Medtronic continued to believe that making a direct public appeal to the Company’s stockholders would result in significant pressure from stockholders on the Board to conclude a transaction with Medtronic. Medtronic also reiterated that it would not increase its per Share price to the $60.00 range under any circumstance.

On June 8, 2016 the Board convened a telephonic meeting with members of the Company’s senior management and representatives of Perella Weinberg and Shearman & Sterling to discuss the status of the discussions with Medtronic and the June 7 Letter. Mr. Godshall reported on his discussions with Mr. Cleary since the June 2 Board meeting, and the Board discussed how best to respond to the June 7 Letter. A representative of Perella Weinberg presented financial analyses to the Board indicating its estimation of the present value of the consideration proposed to be paid by Medtronic in the June 7 Letter. The Board then discussed how best to respond to the June 7 Letter, and authorized Mr. Godshall to respond by proposing that Medtronic increase the cash portion of the proposed purchase price to $55.00 per Share, expand the circumstances that would trigger a payment of the CVR and agree to distribute any payments received by Medtronic from Valtech Cardio Ltd. (“Valtech”) in respect of HeartWare’s debt and equity investments in Valtech to the Company’s stockholders.

On June 8, 2016, Mr. Godshall responded to Mr. Cleary with a counterproposal of $55.50 per Share payable in cash, plus a CVR on revised terms for $4.00 per Share, plus the distribution to HeartWare’s stockholders of any consideration received by HeartWare from Valtech in respect of HeartWare’s debt and equity investments in Valtech.

On June 10, 2016, Mr. Godshall received a telephone call from Mr. Cleary who stated that Medtronic believed the terms of the CVR would be difficult and time consuming to negotiate, Medtronic did not believe it would be feasible to distribute to HeartWare’s stockholders any consideration received from Valtech in the future (particularly if that consideration was not in the form of cash), and that Medtronic’s best and final proposal (the “Final Proposal”) was to acquire all outstanding Shares for $58.00 per Share in cash, subject to completion of Medtronic’s confirmatory due diligence review and the other conditions contained in Medtronic’s previous letters. Mr. Cleary also conveyed Medtronic’s request to proceed expeditiously and announce the transaction by June 27, 2016.

On June 11, 2016, the Board convened a telephonic meeting with members of Company senior management and representatives of Perella Weinberg and Shearman & Sterling to discuss the Final Proposal. Representatives of Perella Weinberg reviewed with the Board its financial analysis of the $58.00 per Share cash consideration. In addition, representatives of Shearman & Sterling discussed the fiduciary duties under Delaware law of the Board with respect to the Board’s consideration of the Final Proposal. At the conclusion of the meeting, the Board authorized the Company’s management to negotiate a potential transaction on the basis of the Final Proposal, including furnishing additional diligence materials to Medtronic and negotiating a definitive merger agreement.

Later on June 11, 2016, Mr. Godshall contacted Mr. Cleary to inform him that the Board had authorized management to proceed with negotiations with Medtronic on the basis of a cash purchase price of $58.00 per Share.

HeartWare, Medtronic and their respective representatives again discussed entering into a more customary form of confidentiality agreement for similar transactions. Having failed again to reach agreement on the terms of that confidentiality agreement, HeartWare and Medtronic agreed to continue to rely on the Confidentiality Agreement they had been entered into on January 19.

Also on June 11, 2016, Mr. Cleary sent Mr. Godshall a due diligence request list.

On June 15 and 16, 2016, representatives of each of the Company and Medtronic met with each other so that Medtronic could receive information regarding the Company and its operations and prospects for purposes of Medtronic’s due diligence review.

On June 16, 2016, Ropes & Gray LLP (“Ropes & Gray”), legal advisor to Medtronic, circulated the initial draft of the Merger Agreement to Shearman & Sterling. Between the date of its receipt through June 26, 2016, Shearman & Sterling and Ropes & Gray, together with members of management of both Medtronic and HeartWare, discussed and negotiated the terms of the Merger Agreement, including the size of the termination fee and the triggers for its payment, the definition of material adverse event, the “no shop” provision, including among other things, the length of the notice period of Medtronic’s right to match a superior proposal, and closing conditions for the transaction.

On June 21, 2016, the Board convened two telephonic meetings with members of Company senior management, representatives of Perella Weinberg and Shearman & Sterling to receive an update on the status of the negotiations with Medtronic. The Board discussed the potential advantages and disadvantages of contacting other parties in advance of entering into a definitive merger agreement with Medtronic, and, after extensive discussion, determined that it was very unlikely that any other third party would be capable of and willing to deliver as significant a premium for the Shares as Medtronic, and highly unlikely to be in a timeframe that would be consistent with pursuing a transaction with Medtronic on a negotiated basis. In that regard, the Board discussed the transaction protection provisions in the draft merger agreement, and directed that they should not unduly deter any third party that might want to make a competing proposal to acquire the Company on more favorable terms than being provided by Medtronic from doing so.

On June 24, 2016, Mr. Godshall and Mr. Cleary had a call to discuss the remaining principal open points on the merger agreement, including the timing of the commencement of the Offer and the size of the termination fee to be paid by HeartWare were it to terminate the merger agreement to accept a superior proposal.

On June 26, 2016, the Board convened a telephonic meeting to discuss the terms of the proposed transaction, at which members of senior management and representatives of Shearman & Sterling and Perella Weinberg were in attendance. At the meeting, senior management updated the members of the Board regarding the status of the negotiations of the proposed transaction. Representatives of Shearman & Sterling then summarized the fiduciary duties of the Board in considering whether to approve the proposed transactions, the principal terms of the negotiated merger agreement and the proposed amendment to the Company’s bylaws to provide that the Delaware courts would be the exclusive forum for litigation by the Company’s stockholders against the Company (which amendment was requested by Medtronic). A discussion among the members of the Board ensued and the representatives of Shearman & Sterling responded to questions of the directors. The representatives of Perella Weinberg then presented to the Board its financial analyses of Medtronic’s proposal to acquire the Company for a cash purchase price of $58.00 per Share. The financial analyses presented by representatives of Perella Weinberg to the Board at this meeting were substantially similar to the financial analyses that had been presented by representatives of Perella Weinberg to the Board during the preceding Board meetings described in this section, except that they had been updated to reflect current market data. Following the presentation, Perella Weinberg rendered its oral opinion to the Board, which opinion was subsequently confirmed in a written opinion dated June 26, 2016, to the effect that, based upon and subject to the various assumptions and limitations set forth therein, as of such date, the $58.00 per Share consideration to be received by the holders of the Shares (other than Dissenting Shares and Shares held as treasury stock or owned by Parent or Purchaser immediately prior to the effective time of the Merger) in the Offer and the Merger was fair from a financial point of view to such holders (a copy of the written opinion of Perella Weinberg is attached to this Schedule 14D-9 as Annex I). Please see the discussion in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of HeartWare’s Financial Advisor” of this Schedule 14D-9 for a more detailed description of Perella Weinberg’s financial analyses and the opinion rendered by Perella Weinberg to the Board.

After careful deliberation, including consideration of the factors described in the section entitled “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation” of this Schedule 14D-9, the Board unanimously: (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger. After discussion among themselves and with members of the senior management team, the Board also authorized the Company to execute and deliver the Merger Agreement. The Board also considered and unanimously adopted the letter amendments to the employment agreements of each of the Company’s senior officers as set forth in Item 5.02 and Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, and 10.7 of the Current Report on Form 8-K filed on June 27, 2016, which amendments had previously been discussed with and approved by the Compensation Committee of the Board, and unanimously determined it to be in the best interests of the Company and its stockholders to adopt an amendment to the Company’s bylaws to include the Delaware forum selection provision.

Prior to the opening of U.S. stock markets on June 27, 2016, Parent, Purchaser and the Company executed the Merger Agreement and thereafter issued a joint press release publicly announcing the execution of the Merger Agreement.

On July 26, 2016, Purchaser commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, the Board consulted with the Company’s senior management team and its outside legal and financial advisors and, in reaching its unanimous determination to recommend that Company stockholders tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger, the Board relied upon and considered numerous factors, including the material reasons set forth below (the order in which the following reasons appear does not reflect any relative significance).

•	The Prospects of the Company; Risks Relating to Remaining a Stand-Alone Company. The Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Board discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could impact the price of the Shares. Among the potential risks identified by the Board were:

•	risks associated with and resources required to remediate the findings identified in the warning letter received from the FDA on June 2, 2014;

•	risks associated with commencing or successfully completing clinical trials for new products, including the MVAD System, and the potential for significant delays in the successful commencement or completion of our clinical trials;

•	risks associated with obtaining destination therapy and thoracotomy approval in the U.S. for the HeartWare Ventricular Assist Device System, including any delays in obtaining necessary approvals;

•	risks associated with commercializing our pipeline products in the U.S. and around the world;

•	operating losses that the Company has incurred since its inception and the Company’s expectation that it will continue to incur operating losses for several years;

•

the ability to compete successfully as a single product company in light of the competitive nature of the Company’s industry, particularly following the acquisition of the Company’s primary competitor, Thoratec Corp., by St. Jude Medical, Inc. and the announcement of St. Jude Medical

Inc.’s acquisition by Abbott Laboratories (both of which have considerably more personnel and capital resources than the Company), and publication of competitive clinical data, particularly with respect to HeartMate 3;

•	additional funding the Company may need (and potential incremental stockholder dilution) and the delay, reduction or cessation of the Company’s product development programs and commercialization efforts that could result from the Company being unable to secure additional funding if or when desired;

•	the concentrated nature of the Company’s customer base in certain countries and within implanting and treating centers, which could potentially expose the Company to reimbursement, economic or political challenges and changes;

•	the uncertain nature of U.S. and global equity, debt and currency markets and economic conditions, including fluctuations in foreign currency exchange rates that could adversely affect the Company given the significant level of non-US revenues; and

•	risks applicable to businesses generally, including that the price of the Shares may fluctuate significantly and not return to historical levels in the foreseeable future.

•	The Offer Price. The Board believes that the Offer Price of $58.00 per Share represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operations, business, competitive position and prospects as well as the Company’s future business plan and potential long-term value, including its future prospects and risks if it were to remain an independent company. In addition, the Board considered the historic volatility in the trading price of the Shares as demonstrated by the broad range of 52 week high and low trading prices of the Shares. Specifically, the Board considered that the Offer Price represented a premium of:

•	93.5% to the closing price of the Shares on June 24, 2016, the last trading day before the Offer and the Merger were announced; and

•	87.5% to the weighted average closing price for the 30 days ended June 24, 2016.

•	Certainty of Value. The Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Board believes this certainty of value is compelling compared to its potential long-term value, taking into account the Company’s future prospects and the anticipated timing and execution risks of implementing the Company’s business plan.

•	Consideration of Strategic Alternatives. After consultation with the Company’s senior management and financial advisors, the Board considered the other strategic opportunities reasonably available to the Company, including continuing to operate as an independent public company and the possibility of growing its business through acquisitions and internal growth while remaining an independent public company, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•	Loss of Potentially Unique Opportunity. After consultation with the Company’s senior management and financial advisors, the Board considered whether there would likely be interest by third parties in entering into a strategic relationship with the Company or acquiring the Company on terms more favorable than those offered by Parent. The Board considered the fact that no party had previously expressed any firm interest in acquiring the Company, and that if the Company declined to approve Parent’s proposal, there was no assurance that there would be another opportunity for the Company’s stockholders to receive from Parent or any other person as significant a premium for the Shares as was contemplated by the Merger Agreement and the Offer, or that any person could provide to the Company and its stockholders transaction terms that were as favorable to the Company as those in the Merger Agreement from the viewpoint of transaction certainty.

•	Negotiations with Parent.

•	The course of negotiations between the Company and Parent, which resulted in a 21% increase to $58.00 in the price per Share offered by Parent from its initial offer of up to $48.00 per Share, and a belief by the Board that the Offer Price of $58.00 per Share represented the highest price Parent was, or any other party would likely be, willing to pay and the highest price reasonably attainable for the Company’s stockholders.

•	The fact that Parent represented that it will have available to it at the expiration of the Offer and at the closing of the Merger, cash and cash equivalents sufficient to pay the aggregate Offer Price and the aggregate Merger Consideration, and the fact that the Transactions are not conditioned on Parent receiving any financing.

•	The fact that the Board believes, after consultation with senior management and its legal advisors, that there are unlikely to be any significant delays or obstacles to Parent obtaining the necessary regulatory clearances and approvals to complete the Transactions.

•	The Terms of the Merger Agreement. The Board considered all of the terms and conditions of the Merger Agreement, including the representations, warranties, covenants and agreements of the parties, the conditions to closing, the form of the merger consideration and the structure of the termination rights, including:

•	That the terms of the Merger Agreement were the product of arms-length negotiations between two sophisticated parties and their respective financial and legal advisors.

•	That the “fiduciary out” provisions of the Merger Agreement, subject to the terms and conditions thereof, permit the Company to furnish information to and conduct negotiations with third parties that make unsolicited acquisition proposals and, upon payment of a $27,500,000 termination fee (approximately 2.5% of the transaction value), terminate the Merger Agreement in order to approve a superior proposal.

•	The Board’s belief that the $27,500,000 termination fee payable by the Company upon its termination of the Merger Agreement to accept a superior proposal (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Offer and the Merger, (ii) is at the lower end of the range of termination fees in other transactions of this size and nature and (iii) would not preclude another party from making a competing proposal.

•	That Purchaser’s obligations to purchase Shares in the Offer and to close the Merger are subject to a limited number of conditions, and the Board’s belief, in consultation with senior management and legal advisors, that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

•	That Purchaser is obligated to extend the Offer for successive extension periods of not more than ten business days each if any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which may not be waived by Purchaser), and to extend the Offer for up to two periods of ten business days upon written request of the Company if at any scheduled expiration of the Offer the Minimum Condition is not satisfied and if the Board has not changed its recommendation of the Transactions, in each case subject to Parent’s right to terminate the Merger Agreement if Purchaser has not purchased Shares pursuant to the Offer prior to January 31, 2017.

•	The Company’s ability to enforce any provision of the Merger Agreement by a decree of specific performance if Parent or Purchaser fails, or threatens to fail, to satisfy their obligations under the Merger Agreement.

•

Timing and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the Transactions, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related distraction.

•	Business Reputation of Parent. The Board considered the business reputation, management and financial resources of Parent, and Parent’s record in successfully completing acquisitions of other companies, executing on commercial goals and navigating regulatory challenges. The Board also considered Parent’s considerable experience and reputation in the cardiac space. The Board believed that these factors supported the conclusion that a successful transaction and integration between Parent and HeartWare could be completed relatively quickly and in an orderly manner.

•	Opinion and Financial Analysis of Financial Advisor. The Board considered the financial analyses performed by Perella Weinberg and the opinion of Perella Weinberg, rendered on June 26, 2016 and subsequently confirmed in writing, that based upon and subject to the matters and various assumptions and limitations set forth therein, as of the date thereof, the amount of $58.00 per Share to be paid in cash by Purchaser (the “Per Share Consideration”) to be received by the holders of Shares (other than Dissenting Shares and Shares held as treasury stock or owned by Parent or Purchaser immediately prior to the effective time of the Merger (“Excluded Shares”)) in the Offer and the Merger was fair from a financial point of view to such holders, as more fully described in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” and as set forth in the full text of such opinion attached hereto as Annex I.

•	Appraisal Rights. The Board considered the fact that the stockholders who do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to appraisal rights in connection with the Merger. See the section entitled “Item 8. Additional Information—Delaware General Corporation Law—Appraisal Rights.”

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that the Company’s public stockholders will cease to participate in the Company’s future earnings growth or benefit from any future increase in its value following the Merger, including appreciation resulting from potential synergies with Parent resulting from the Transactions, and the possibility that the price of the Shares might increase in the future to a price greater than $58.00 per Share.

•	Transaction Process. The Board considered the fact that:

•	For the reasons described above, including under the heading “Loss of Potentially Unique Opportunity,” the Company did not solicit inquiries from third parties as to whether any of them might be interested in acquiring the Company before entering into the Merger Agreement, and

•	The Merger Agreement imposes restrictions on the Company’s ability to solicit competing acquisition proposals.

•	Termination Fee. The possibility that the termination fee of $27,500,000 payable by the Company to Parent under certain circumstances set forth in the Merger Agreement may deter third parties that might be interested in exploring an acquisition of the Company.

•	Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the Transactions might not be consummated, and the risks and costs to the Company in such event, including the diversion of management and employee attention and the potential disruptive effect on business and customer relationships, stock price and ability to attract and retain key management personnel and employees.

•	Significant Monetary and Opportunity Costs. The significant costs involved in connection with completing the Merger, the substantial management time and effort required to complete the Merger and the related disruption to the Company’s operations.

•	Effects of Transaction Announcement. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management, as well as the likelihood of litigation in connection with the Merger.

•	Closing Conditions. The fact that completion of the Offer and the Merger is subject to the satisfaction of certain closing conditions that are not within the Company’s control, including receipt of the necessary regulatory clearances and approvals and that no material adverse effect on the Company has occurred.

•	Taxable Consideration. The fact that any gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes offset by any losses that may be recognizable by longer term holders.

•	Interim Restrictions on Business Pending the Completion of the Offer. The fact that the Merger Agreement contains restrictions on the conduct of the Company’s business prior to the completion of the Merger, including generally requiring the Company to conduct its business only in the ordinary course, subject to specified limitations, and that the Company will not undertake various actions related to the conduct of its business without the prior written consent of Purchaser, which may delay or prevent the Company from responding to changing market and business conditions.

•	Potential Conflicts of Interest. The fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders. For a further discussion of such conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, in consultation with the Company’s senior management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Intent to Tender

Each member of the Company Board and each executive officer of the Company has advised the Company that as of June 27, 2016, his or her intention is to tender all Shares, if any, beneficially owned by him or her pursuant to the Offer.

Company Management Forecasts

HeartWare’s management does not, as a matter of course, publicly disclose projections as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates.

However, consistent with the Company’s regular preparation of internal financial forecasts regarding its future operations for subsequent fiscal years, HeartWare’s management prepared certain forward-looking financial information for fiscal years 2016 through 2025, which information was updated in minor respects in May 2016 (the “Management Forecasts”) to reflect, among other things, first quarter results and revised operating expense forecasts.

The Management Forecasts were reviewed by the Board and used by Perella Weinberg in connection with its opinion to the Board and related financial analyses, as described in more detail below in “Item 4. The Solicitation or Recommendation—Opinion of HeartWare’s Financial Advisor.” In addition, before entering into the Merger Agreement, representatives of Parent conducted a due diligence review of HeartWare, and in connection with their review, Parent received certain non-public information concerning HeartWare, including the Management Forecasts. The Management Forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the Management Forecasts is set forth below.

The Management Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles. In addition, the Management Forecasts were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. The summary of the Management Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but because these Management Forecasts were made available by the Company to Parent and the Board and were used by Perella Weinberg in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses, as described in “Item 4. The Solicitation or Recommendation—Opinion of HeartWare’s Financial Advisor.” The Management Forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The Management Forecasts are subjective in many respects and were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Because the Management Forecasts cover multiple years, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: the timing of regulatory approvals and introduction of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of U.S. and global economic conditions, the protection and enforcement of intellectual property rights and other risks set forth in the Company’s reports filed with the SEC. In addition, the Management Forecasts do not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at, the time the Management Forecasts were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. Further, the Management Forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. These assumptions upon which the Management Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management Forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections contained in the Management Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Management Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or its affiliates, officers, directors, advisors or other representatives considered or consider the Management Forecasts necessarily predictive of actual future events, and the Management Forecasts should not be relied upon as such. None of the Company or its respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Management Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Management Forecasts to reflect circumstances existing or arising after the date such Management Forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives intend to make publicly available any update or other revisions to these Management Forecasts. None of the Company or its affiliates, officers, directors, advisors or other representatives have made or make any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Management Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Management Forecasts.

In light of the foregoing factors and the uncertainties inherent in these projections, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on these projections.

HeartWare - Summary Income Statement

($ millions)
FYE 12/31	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Total Revenue	$277	$240	$250	$374	$421	$480	$514	$629	$711	$765	$935
Gross Margin	174	149	163	258	294	339	365	452	511	545	665
EBITDA	$(31)	$(32)	$(30)	$35	$54	$78	$90	$132	$150	$159	$193
EBIT	$(37)	$(42)	$(38)	$28	$47	$70	$81	$122	$140	$146	$177
Net Income (Loss)	$(73)	$(55)	$(54)	$16	$35	$57	$68	$109	$126	$133	$104

Opinion of HeartWare’s Financial Advisor

The HeartWare board of directors retained Perella Weinberg to act as its financial advisor in connection with the Merger. The board of directors selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of HeartWare and Parent and the industries in which HeartWare and Parent conduct their businesses. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On June 26, 2016, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the HeartWare board of directors that, as of such date and based upon and subject to the various assumptions and limitations set forth therein, the Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) in the Offer and the Merger was fair from a financial point of view to such holders.

The full text of Perella Weinberg’s written opinion, dated June 26, 2016, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex I and is incorporated by reference herein. Holders of Shares are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address HeartWare’s underlying business decision to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may be available to HeartWare. The opinion was not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or how such holder should vote, make any election or otherwise act with respect to the Merger or any other matter. The opinion does not in any manner address the prices at which Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by, the holders of any other class of securities, creditors or other constituencies of HeartWare. Perella Weinberg provided its opinion for the information and assistance of the Company Board in connection with, and for the purposes of its evaluation of, the Merger. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to HeartWare, including equity research analyst reports;

•	reviewed the Management Forecasts and other financial and operating data relating to the business of HeartWare, in each case, as described in “Item 4. The Solicitation or Recommendation—Company Management Forecasts”;

•	discussed the past and current operations, financial condition and prospects of HeartWare with management of HeartWare;

•	compared the financial performance of HeartWare with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the Transactions with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed historical premiums paid for securities of certain publicly-traded companies in certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed a draft dated June 25, 2016 of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to Perella Weinberg (including information that was available from generally recognized public sources) for purposes of the opinion and further relied upon the assurances of the management of HeartWare that, to their knowledge, the information furnished by them for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Management Forecasts, Perella Weinberg was advised by the management of HeartWare, and assumed, with the Company Board’s consent, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of HeartWare as to the future financial performance of HeartWare and the other matters covered thereby, and Perella Weinberg expressed no view as to the assumptions on which they were based.

In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of HeartWare, nor was Perella Weinberg furnished with any such valuations or appraisals, nor did Perella Weinberg assume any obligation to conduct, nor did Perella Weinberg conduct, any physical inspection of the properties or facilities of HeartWare. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement under any state or federal laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final Merger Agreement would not differ in any material respect relevant to Perella Weinberg’s opinion from the draft Merger Agreement reviewed by it and that the Merger would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In arriving at its opinion, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the Merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on the contemplated benefits expected to be derived in the proposed transaction in any way meaningful to Perella Weinberg’s analysis.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Perella Weinberg was not asked to offer, and it did not offer, any opinion as to any other term of the Merger Agreement, any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Per Share Consideration to be received by the holders of Shares pursuant to the Merger Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood HeartWare had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of HeartWare to enter into the Merger or the relative merits of the Merger as compared with any other strategic alternative which may have been available to HeartWare.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Company Board in connection with Perella Weinberg’s opinion relating to the Merger and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Equity Research Analyst Price Targets of HeartWare

Perella Weinberg reviewed and analyzed the most recent publicly available research analyst one-year price targets for Shares prepared and published by selected equity research analysts during the period from May 4, 2016 through May 22, 2016. Perella Weinberg noted that the range of recent equity analyst one-year price targets for Shares during such period was $29.00 to $60.00 per Share, with a median one-year price target of $38.00 compared to the $58.00 of Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares. Further, these estimates are subject to uncertainties, including the future financial performance of HeartWare and future financial market conditions.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed and compared certain financial information for HeartWare to corresponding financial information, ratios and public market multiples for certain publicly held companies in the medical technology industry. Although none of the following companies are identical to HeartWare, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to HeartWare. Perella Weinberg Partners relied heavily on peer medical device comparable companies and selected these companies because they are in the medical device sector and of a similar size and growth profile.

Selected Publicly Traded Companies

ABIOMED, Inc.

AtriCure, Inc.

Cardiovascular Systems, Inc.

Endologix, Inc.

NuVasive, Inc.

The Spectranetics Corporation

Tandem Diabetes Care, Inc.

Wright Medical Group, N.V.

ZELTIQ Aesthetics, Inc.

For each of the selected companies, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and consensus third-party research estimates prepared by FactSet for forecasted information. For HeartWare, Perella Weinberg made calculations based on company filings for historical information and third-party research estimates from FactSet (the “Street Case”) and the Management Forecasts for forecasted information.

With respect to HeartWare and each of the selected companies, Perella Weinberg reviewed enterprise value as of June 24, 2016 as a multiple of estimated 2016, 2017 and 2018 revenue. The results of these analyses are summarized in the following table:

HeartWare Selected Comparable Companies
Enterprise Value / Revenue
	2016E	2017E	2018E
Low	1.75x	1.32x	0.98x
Median	3.55x	3.03x	2.71x
High	10.66x	8.19x	6.46x

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected publicly traded companies and on professional judgments made by Perella Weinberg, Perella Weinberg selected representative ranges of multiples of 2.5x – 4.0x to apply to estimated 2016 revenue of HeartWare, 2.0x – 3.5x to apply to estimated 2017 revenue and 2.0x – 3.0x to apply to estimated 2018 revenue. The implied values of the Shares derived from these reference ranges are summarized in the table below. Perella Weinberg compared these ranges to the $58.00 of Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger.

Implied Values of the Shares
	Approximate Estimated Revenue	Low	High
Street Case Estimated 2016 Revenue	$227 million	$29.75	$48.25
Management Forecasts Estimated 2016 Revenue	$240 million	$31.50	$51.00
Street Case Estimated 2017 Revenue	$249 million	$25.75	$46.00
Management Forecasts Estimated 2017 Revenue	$250 million	$26.00	$46.25
Management Forecasts Estimated 2018 Revenue	$374 million	$39.50	$59.75

Although the selected companies were used for comparison purposes, no business of any selected company was either identical or directly comparable to HeartWare’s business. Accordingly, Perella Weinberg’s comparison of selected companies to HeartWare and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and HeartWare.

Selected Transactions Analysis

Using publicly available information, Perella Weinberg reviewed the terms of selected precedent transactions involving companies that operated in, or were exposed to, the medical technology industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be the most similar in size, scope and impact on the industry to HeartWare or otherwise relevant to the Merger.

For each of the selected precedent transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction, the revenue growth over the next twelve-month period following the last publicly available data, the premium over the closing stock price 30-days prior to the transaction announcement, and the enterprise value as a multiple of the revenue over the last twelve months of publicly available data prior to the announcement of the transaction (“EV/LTM Revenue”) and the enterprise value as a multiple of the consensus third-party research estimates of the next twelve months’ revenue prepared by FactSet (“EV/NTM Revenue”).

Precedent M&A Transactions
Month Announced	Acquiror	Target	Enterprise Value	NTM Rev Growth	30-Day Premium	Enterprise Value /
						LTM Rev	NTM Rev
High Growth ~>10%
Jun-16	Zimmer Biomet Holdings, Inc.	LDR Holding Corporation	$1,027.5	16.1%	41.5%	6.13x	5.28x
Feb-16	Stryker Corporation	Sage Products, LLC	2,275.0	NA	NA	5.29x	NA
Jul-15	St. Jude Medical, Inc.	Thoratec Corporation	3,404.2	9.8%	38.4%	7.19x	7.06x
Dec-13	Covidien plc	Given Imaging Ltd.	880.4	11.3%	37.7%	4.66x	4.19x
Sep-13	Stryker Corporation	MAKO Surgical Corp.	1,588.2	25.8%	103.1%	14.13x	11.23x
Apr-13	Bayer AG	Conceptus, Inc.	1,110.3	12.0%	28.4%	7.61x	6.80x
Nov-12	Smith & Nephew plc	HealthPoint Biotherapeutics	792.0	25.8%	NA	5.25x	4.17x
Mar-12	Asahi Kasei Corporation	ZOLL Medical Corporation	2,144.3	17.3%	29.2%	3.94x	3.36x
Dec-11	FUJIFILM Holdings Corporation	SonoSite, Inc.	1,084.5	11.5%	29.2%	3.51x	3.15x
Oct-10	St. Jude Medical, Inc.	AGA Medical Holdings, Inc.	1,323.6	11.3%	46.2%	6.31x	5.67x
Jun-10	Covidien plc	ev3 Inc.	2,613.6	14.3%	17.6%	5.53x	4.84x
	Median					5.53x	5.06x
Low Growth ~<10%
Feb-16	Stryker Corporation	Physio-Control International, Inc.	$1,280.0	NA	NA	2.54x	NA
Dec-14	Royal Philips N.V.	Volcano Corporation	1,274.9	0.6%	62.5%	3.20x	3.19x
Oct-14	Wright Medical Group, Inc.	Tornier N.V.	1,607.2	4.0%	28.7%	4.78x	4.60x
Sep-14	Danaher Corporation	Nobel Biocare Holding AG	2,016.2	3.1%	29.1%	2.95x	2.87x
Feb-14	Smith & Nephew plc	ArthroCare Corporation	1,403.2	2.7%	21.4%	3.71x	3.62x
Dec-12	Baxter International Inc.	Gambro AB	4,017.1	NA	NA	2.45x	NA
Oct-11	Getinge AB	Atrium Medical Corporation	680.0	NA	NA	3.40x	NA
Jul-11	Apax Partners	Kinetic Concepts, Inc.	6,128.0	3.7%	22.8%	3.01x	2.91x
May-11	Stryker Corporation	Orthovita, Inc.	307.9	6.9%	79.9%	3.26x	3.05x
Apr-11	Endo Pharmaceuticals Holdings, Inc.	American Medical Systems Holdings, Inc.	2,795.9	4.0%	42.5%	5.16x	4.96x
Oct-10	Stryker Corporation	Neurovascular business of Boston Scientific Corporation	1,500.0	3.4%	NA	4.31x	NA
	Median					3.26x	3.19x

Perella Weinberg observed that the median EV/LTM Revenue and EV/NTM Revenue multiples were 4.49x and 4.19x, respectively, for all of the selected precedent transactions. Perella Weinberg also observed that the median EV/LTM Revenue and EV/NTM Revenue multiples for the subset of selected precedent transactions with estimated NTM revenue growth of less than 10%, a group with estimated revenue growth that is more closely comparable to HeartWare’s estimated NTM revenue growth of negative 12.2% (based on the Street Estimates), were 3.26x and 3.19x, respectively. Perella Weinberg also observed that the EV/LTM Revenue and EV/NTM Revenue multiples implied by the $58.00 of Per Share Consideration were 4.16x and 4.74x, respectively.

Based on the multiples calculated above, Perella Weinberg’s analyses of the various selected precedent transactions and on professional judgments made by Perella Weinberg, Perella Weinberg selected a representative range of multiples of 3.0x – 4.50x to apply to reported EV/LTM Revenue of HeartWare of approximately $262 million and 2.9x – 4.5x to apply to estimated EV/NTM Revenue of HeartWare of approximately $230 million. Perella Weinberg applied such ranges to reported EV/LTM Revenue and EV/NTM Revenue to derive implied per share equity reference ranges for the Shares of approximately $41.50 to $62.75 for EV/LTM Revenue and $35.00 to $55.00 for estimated EV/NTM Revenue and compared that to the $58.00 of Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger.

Although the selected precedent transactions were used for comparison purposes, none of the selected precedent transactions nor the companies involved in them were either identical or directly comparable to the Merger or HeartWare.

Discounted Cash Flow Analysis of HeartWare

Perella Weinberg conducted a discounted cash flow analysis for HeartWare based on Street Case and Management Forecasts (see “—Company Management Forecasts”) by:

•	calculating, in each case, the present value as of June 24, 2016 of the estimated standalone unlevered free cash flows (calculated as adjusted earnings before interest payments after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that HeartWare could generate for the remainder of fiscal year 2016 through fiscal year 2030 using discount rates ranging from 10.0% to 11.0% based on estimates of the weighted average cost of capital of HeartWare derived using the capital asset pricing model (“CAPM”); and

•	adding, in each case, terminal values calculated using perpetuity growth rates ranging from 2.0% to 3.0% and discounted using rates ranging from 10.0% to 11.0%.

The range of perpetuity growth rates was estimated by Perella Weinberg utilizing its professional judgment and experiences, taking into account market expectations regarding long-term real growth of gross domestic product and inflation. Perella Weinberg also cross-checked these estimates of perpetuity growth rates against the EBITDA multiples implied by these growth rates and a range of discount rates to be applied to HeartWare’s future unlevered cash flow forecasts.

Perella Weinberg used a range of discount rates from 10.0% to 11.0% derived by application of the CAPM, which takes into account certain company-specific metrics, including HeartWare’s target capital structure, the cost of long-term debt, forecasted tax rate and Bloomberg adjusted beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for HeartWare (discounted at 10.0% to 11.0% and using perpetuity growth rates ranging from 2.0% to 3.0%). To calculate the implied equity value from the implied enterprise value, Perella Weinberg subtracted debt, and added cash and cash equivalents and net non-operating assets. Perella Weinberg calculated implied value per share by dividing the implied equity value by the fully diluted shares (using the treasury method).

In addition, Perella Weinberg reviewed with the Board various sensitivities to the Management Forecasts. These sensitivities assumed that (i) a 15.0% discount rate is applied to the revenues from the Company’s MVAD, CircuLite and Longhorn Products (the “Pipeline Products”) (instead of the 10.0% to 11.0% discount rate applied in the Management Forecasts), (ii) the Company’s products gain 5% more market share of the LVAD market than assumed in the Management Forecasts and (iii) the Company does not commercialize any of its Pipeline Products and continues to market only the HVAD platform.

These analyses resulted in the following implied per share equity reference ranges for the Shares:

Summary of HeartWare Discounted Cash Flow Valuation Analysis
	Low	High
Street Case	$28.50	$37.25
Management Forecast	55.50	72.00
Management Forecast Sensitivities
With Pipeline Products valued at 15% discount rate	49.50	61.25
With HVAD gaining 5% more market share	56.75	78.00
With HVAD franchise only	37.75	49.50

Historical Stock Trading of HeartWare

Perella Weinberg reviewed the historical trading price per Share for the 52-week period ending on June 24, 2016, the last trading day prior to the day on which HeartWare and Parent publicly announced the Merger. Perella Weinberg noted that, during this 52-week period, the range of trading market prices per Share was $25.02 to $94.15. Perella Weinberg also reviewed the historical trading price per Share for the period ranging from October 1, 2015 to June 24, 2016. Perella Weinberg noted that, during this period, the range of trading market prices per Share was $25.02 to $57.85. These ranges are compared to the $58.00 of Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger.

The historical stock trading analysis was not considered part of Perella Weinberg’s financial analysis with respect to its opinion, but was noted to the Company Board in order to provide general reference points for the comparison of the historical trading prices of the Shares with the Per Share Consideration.

Precedent Premium Paid Analysis

Using publicly available data from FactSet and Dealogic, Perella Weinberg reviewed the premiums paid in selected acquisitions of publicly-traded companies between $200 million and $2 billion in size (excluding financial institution and real estate transactions, and partial acquisitions) from June 24, 2011 to June 24, 2016. Perella Weinberg also reviewed the premiums paid in selected healthcare transactions as a subgroup. Healthcare transactions were selected by identifying transactions where the target was categorized in the healthcare general industry group as defined by Dealogic.

For each of the transactions, based on publicly available information, Perella Weinberg calculated the premiums of the offer price in the transaction to the target company’s closing stock price one day, one week and one month prior to the announcement of the applicable transaction, and analyzed the first quartile, median and third quartile premiums for the healthcare general industry group described above as well as for all of the transactions as a group. The results of these analyses are summarized in the table below.

Premium Paid Analysis
	1-Day Premium			1-Week Premium			1-Month Premium
	75th Percentile	Median	25th Percentile	75th Percentile	Median	25th Percentile	75th Percentile	Median	25th Percentile
Healthcare Industry	60%	38%	24%	61%	42%	24%	65%	44%	30%
All Industries	43%	28%	16%	46%	29%	17%	50%	32%	20%

Based on the precedent premium paid data, precedent transactions data and experience and judgment of Perella Weinberg, and recognizing that no company or transaction is identical to HeartWare or to the Merger, respectively, a representative range of premiums of 30% to 65% was selected and applied to the HeartWare 30-day volume weighted average price of $30.88 as of June 24, 2016. This analysis resulted in an implied per share equity reference range for the Shares of approximately $40.25 to $51.00 per Share, compared to the $58.00 of Per Share Consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Offer and the Merger.

The precedent premium paid analysis was not considered part of Perella Weinberg’s financial analysis with respect to its opinion but was noted for informational purposes for the Company Board.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to HeartWare, Parent or the Merger.

Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Company Board as to the fairness, from a financial point of view, as of the date of such opinion, of the Per Share Consideration to be received per Share by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the Management Forecasts and other third-party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of HeartWare, Parent, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by HeartWare management or third parties.

As described above, the opinion of Perella Weinberg to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the HeartWare stockholders provided for in the Merger Agreement, which consideration was determined through arms-length negotiations between HeartWare and Parent. Perella Weinberg did not recommend any specific amount of consideration to HeartWare stockholders or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

Pursuant to the terms of the engagement letter between Perella Weinberg and HeartWare, dated June 21, 2016, as amended, HeartWare agreed to pay Perella Weinberg $1 million upon the delivery of Perella Weinberg’s opinion, and has agreed to pay Perella Weinberg an additional transaction fee that is currently estimated to be approximately $16 million upon the closing of the Merger, against which the amount paid for delivery of Perella Weinberg’s opinion will be credited. In the event that the Merger is not consummated during the term of Perella Weinberg’s engagement or during the twelve months thereafter, HeartWare has agreed to pay Perella Weinberg a fee equal to 25% of any break-up, termination, topping or similar fee received by HeartWare upon receipt thereof, provided that such fee may not exceed the expected transaction fee that would have been received if the Merger had been consummated. In addition, HeartWare agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities that may arise out of its engagement by HeartWare and the rendering of its opinion.

During the two-year period prior to the date hereof, Perella Weinberg and its affiliates provided certain investment banking services to HeartWare and its affiliates for which Perella Weinberg and its affiliates received compensation, including acting as financial advisor to HeartWare in connection with two transactions. During the two-year period prior to the date hereof, Perella Weinberg and its affiliates have received approximately $36 million in compensation for certain investment banking services provided to Parent and its affiliates, including acting as financial advisor to Parent in its acquisition of Covidien plc. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to HeartWare and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of HeartWare or Parent or any of their respective affiliates.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

HeartWare retained Perella Weinberg as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the engagement letter between Perella Weinberg and HeartWare, dated June 21, 2016, as amended, HeartWare agreed to pay Perella Weinberg $1 million upon the delivery of Perella Weinberg’s opinion, and has agreed to pay Perella Weinberg an additional transaction fee that is currently estimated to be approximately $16 million upon the closing of the Merger, against which the amount paid for delivery of Perella Weinberg’s opinion will be credited. In the event that the Merger is not consummated during the term of Perella Weinberg’s engagement and the twelve months thereafter, HeartWare has agreed to pay Perella Weinberg a fee equal to 25% of any break-up, termination, topping or similar fee received by HeartWare upon receipt thereof, provided that such fee may not exceed the expected transaction fee that would have been received if the Merger had been consummated. In addition, HeartWare agreed to reimburse Perella Weinberg for its reasonable out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities that may arise out of its engagement by HeartWare and the rendering of its opinion. Information pertaining to the retention of Perella Weinberg by HeartWare is set forth in “Item 4. The Solicitation or Recommendation—Opinion of HeartWare’s Financial Advisor” and is hereby incorporated by reference in this Item 5.

Except as set forth above, neither HeartWare nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to HeartWare’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of HeartWare, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below and other than the vesting of stock options in accordance with their terms, no transactions with respect to Shares have been effected by HeartWare or, to the knowledge of HeartWare after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price Per Share (if applicable)	Nature of Transaction
Mark Strong	7/21/2016	2,500	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Mark Strong	7/22/2016	814	$57.71	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Mark Strong	7/22/2016	1,061	$57.71	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Peter McAree	7/9/2016	6,250	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Peter McAree	7/11/2016	3,125	$57.68	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
James Schuermann	7/01/2016	1,000	$57.77	Sale of Shares effected pursuant to a Rule 10b5-1 trading plan
Robert Stockman	6/30/2016	696	$0	Charitable contribution
Denis Wade	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Denis Wade	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Denis Wade	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Robert Thomas	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Robert Thomas	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Robert Thomas	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Robert Stockman	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Robert Stockman	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Robert Stockman	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Stephen Oesterle	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Stephen Oesterle	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Raymond Larkin, Jr.	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Raymond Larkin, Jr.	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Raymond Larkin, Jr.	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Seth Harrison	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Seth Harrison	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Seth Harrison	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Cynthia Feldmann	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Cynthia Feldmann	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Cynthia Feldmann	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Chadwick Cornell	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Chadwick Cornell	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare
Timothy Barberich	6/01/2016	1,000	$0	Shares acquired pursuant to vesting of Company Restricted Stock Units
Timothy Barberich	6/01/2016	1,000	$0	Annual grant of Company Restricted Stock Units to non-employee directors of HeartWare
Timothy Barberich	6/01/2016	1,000	$29.01	Annual grant of Company Stock Options to non-employee directors of HeartWare

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, HeartWare is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of HeartWare’s securities by HeartWare, any subsidiary of HeartWare or any other person, except the information set forth under “Item 8. Additional Information—Fundamental Change with Respect to the Convertible Notes” and the notice to the trustee and the holders of the Convertible Notes (as defined below) included as Exhibit (a)(5)(a) to the Schedule TO-C filed with the SEC by the Company on June 27, 2016 is incorporated herein by reference and attached as Exhibit (a)(5)(B) to this Schedule 14D-9.;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving HeartWare or any subsidiary of HeartWare;

•	any purchase, sale or transfer of a material amount of assets by HeartWare or any subsidiary of HeartWare; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of HeartWare.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Change of Control Arrangements” is incorporated herein by reference.

Stockholder Approval Not Required

The Board has, in accordance with the DGCL, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement and approve the Merger.

If the Offer is consummated, HeartWare will not seek the approval of its stockholders before effecting the Merger in accordance with Section 251(h) of the DGCL.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser, nor any of their respective “affiliates” or “associates,” are, or at any time for the past three years have been, an “interested stockholder” of the Company (as such terms are defined in Section 203 of the DGCL). Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Anti-Takeover Statutes

Section 203 of the Delaware General Corporation Law

HeartWare is incorporated under and subject to the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own.

Parent and Purchaser have represented that they are not and have not been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is thereafter effected, holders of Shares immediately prior to the Effective Time of the Merger who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time of the Merger as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares, but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time of the Merger who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price or the Merger Consideration.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time of the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, which shall be August 22, 2016 (unless Purchaser extends the Offer under the terms of the Merger Agreement) and 20 days after the mailing of this Schedule 14D-9 (which date of mailing was July 26, 2016), deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time of the Merger. All written demands for appraisal should be addressed to:

500 Old Connecticut Path, Building A

Framingham, MA 01701

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time of the Merger, any holder of Shares who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time of the Merger and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Purchaser nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Purchaser and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time of the Merger.

At any time within 60 days after the Effective Time of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time of the Merger will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time of the Merger into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Regulatory Approvals

United States

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. If the 15-day waiting period expires on a Saturday, Sunday or legal holiday, then the period is extended until the end of the next day that is not a Saturday, Sunday or legal public holiday. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 8, 2016. Accordingly, the required 15-day waiting period with respect to the Offer expired at 11:59 p.m., Eastern time on July 25, 2016. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company, or any of their respective subsidiaries. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Germany

The acquisition of Shares pursuant to the Offer is also subject to the German Act against Restraints of Competition, and may be consummated only if the acquisition is approved by the German Federal Cartel Office (the “FCO”), either by written approval or by expiration of a one-month review period, unless the FCO notifies Parent within the one-month review period of the initiation of an in-depth investigation. Parent filed a notification on July 18, 2016 with respect to the Offer. The one-month review period is scheduled to expire on August 18, 2016. If the FCO initiates an in-depth investigation, the review period is extended for an additional three months, and the acquisition of Shares under the Offer may not be consummated until the acquisition is approved by the FCO, either by written approval or by expiration of the review period as so extended.

Austria

The acquisition of Shares pursuant to the Offer is also subject to the review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer is required and the Offer may not be consummated before the expiration of a four (4) week review period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Federal Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer, the review period may be extended for up to five (5) additional months. Parent and Company filed the required notice forms with the FCA on July 18, 2016. The four (4) week review period is scheduled to expire on August 17, 2016.

Spain

Under the provisions of Spanish Act 15/2007, of 3 July, on the Defense of Competition, the acquisition of Shares pursuant to the Offer may only be completed if the acquisition is approved by the Markets and Competition National Commission (“CNMC”), either by written approval or by expiration of a one-month review period starting from the filing by Parent with respect to the Offer, unless the CNMC notifies Parent within the one-month review period of the initiation of an in-depth (“Phase II”) investigation. If the CNMC initiates a Phase II investigation, the acquisition of Shares pursuant to the Offer may only be authorized on competition grounds if the acquisition is approved by the CNMC, either by written approval or by expiration of a two-month review period, which starts when the Council of the CNMC decides to initiate the Phase II investigation. Parent filed a notification on July 20, 2016 with respect to the Offer. The one-month review period is scheduled to expire on August 20, 2016.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act and the German, Austrian and Spanish antitrust laws, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Shares.

Fundamental Change with Respect to the Convertible Notes

On June 27, 2016, the Company sent certain notices to the trustee and holders of its 3.50% Convertible Senior Notes due 2017 (the “2017 Convertible Notes”) and 1.75% Convertible Senior Notes due 2021 (together with the 2017 Convertible Notes, the “Convertible Notes”) as required under each applicable supplemental indenture (together, the “Supplemental Indentures”) for such Convertible Notes and in connection with the Merger Agreement. The notice to the trustee and the holders of the Convertible Notes included as Exhibit (a)(5)(a) to the Schedule TO-C filed with the SEC by the Company on June 27, 2016 is incorporated herein by reference.

In connection with the obligation to offer to repurchase the Convertible Notes as a result of a Fundamental Change (as defined in the Supplemental Indentures), the Company expects to prepare and give a Fundamental Change Company Notice (as defined in the Supplemental Indentures). The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The repurchase offer for the Convertible Notes required by the terms of the Supplemental Indentures has not commenced. Holders of the Convertible Notes are urged to read the relevant repurchase documents (including the Fundamental Change Company Notice) when they become available because they will contain important information that such holders should consider before making any decision regarding exercising their right to have their Convertible Notes repurchased.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of HeartWare, please see HeartWare’s Annual Report on Form 10-K for the year ended December 31, 2015, and Quarterly Report on Form 10-Q for the three months ended March 31, 2016, each of which has been filed with the SEC.

Golden Parachute Compensation

Pursuant to Item 402(t) of Regulation S-K, HeartWare is required to provide information about compensation for each of its named executive officers that is based on or otherwise relates to the Transactions. Such compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules.

The terms and conditions related to all compensation that is based on or otherwise related to the Transactions are described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between HeartWare and its Executive Officers, Directors and Affiliates” and is incorporated herein by reference.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by HeartWare named executive officers may materially differ from the amounts set forth below. Notably, pursuant to SEC disclosure rules, the table below assumes that the closing of the Offer and the Merger both occur on July 25, 2016, which is the last practicable date prior to the filing of this Schedule 14D-9.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total(4)
Douglas Godshall	$2,158,342	$4,527,596	$50,295	$6,736,233
Peter McAree	$525,615	$1,265,440	$25,254	$1,816,309
Lawrence Knopf	$542,898	$1,231,800	$25,254	$1,799,952
Katrin Leadley, M.D.	$592,796	$1,710,300	$25,254	$2,328,350
Mark Strong	$488,494	$1,780,132	$25,254	$2,293,880

(1)	The amount listed in this column represents the present value of the named executive officer’s right to receive Total Salary, except for Mr. Godshall who is entitled to two times his Total Salary. The cash payments payable pursuant to the employment agreements are double-trigger benefits in that they will be paid only if the named executive officer experiences a qualifying termination of employment (which includes termination by the executive officer for good reason) following the Effective Time.
(2)	The amount listed in this column includes the aggregate dollar value of the unvested Company Options and Company Restricted Stock Units held by the named executive officers as of July 25, 2016, all of which will accelerate immediately prior to the Effective Time, as set forth in the table below.
(3)	Consists of medical coverage for a period of 24 months following the date of termination for Mr. Godshall, and 12 months for each of the other named executive officers. The value is based upon the type of insurance coverage the Company carried for each named executive officer as of July 25, 2016 and is valued at the premiums in effect on July 25, 2016. These benefits are double-trigger benefits in that they will be paid only if the executive officer experiences a qualifying termination of employment (which includes termination by the executive officer for good reason) following the Effective Time.
(4)	Of the total amounts, the amounts that are attributable to single trigger benefits are set forth in the “Equity” column. All other amounts are attributable to double-trigger benefits.

The 2016 base salary and 2016 target annual bonus for each named executive officer is as follows:

Name	2016 Base Salary	2016 Target Annual Bonus
Douglas Godshall	$599,539	$479,632
Peter McAree	$362,493	$163,122
Lawrence Knopf	$374,412	$168,486
Katrin Leadley, M.D.	$408,825	$183,971
Mark Strong	$336,892	$151,602

Name	Number of Unvested Company Options Subject to Acceleration	Value of Accelerated Company Options(a)	Number of Unvested Company Restricted Stock Units	Value of Accelerated Company Restricted Stock Units(b)
Douglas Godshall	—	—	78,062	$4,527,596
Peter McAree	5,000	$122,550	19,705	$1,142,890
Lawrence Knopf	5,000	$122,550	19,125	$1,109,250
Katrin Leadley, M.D.	5,000	$122,550	27,375	$1,587,750
Mark Strong	5,000	$122,550	28,579	$1,657,582

(a)	The value of the unvested and accelerated Company Options is the difference between the Offer Price of $58.00 per Share and the exercise price of the option, multiplied by the number of unvested Shares underlying such options as of July 25, 2016.
(b)	The value of the unvested and accelerated Company Restricted Stock Units is the Offer Price of $58.00 per Share.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 may constitute forward-looking statements, which relate to a variety of matters, including but not limited to: the timing and anticipated completion of the Offer and the Merger; and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of HeartWare, and are subject to significant risks and uncertainties. These risks and uncertainties include, without limitation, risks and uncertainties related to: whether the Offer or the Merger will close; the timing of the closing of the Offer and the Merger; the outcome of the regulatory reviews of the Transactions; the ability of the parties to complete the Transactions; the ability of the parties to meet other closing conditions; how many HeartWare stockholders tender their shares in the Offer; the outcome of legal proceedings that may be instituted against HeartWare and/or others related to the Transactions; unexpected costs or unexpected liabilities that may result from the Transactions, whether or not consummated; the possibility that competing offers will be made; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners; timing, progress and outcomes of clinical trials; regulatory submissions and quality compliance; and investigation, research and development activities.

Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and HeartWare undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. HeartWare does not assume any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by federal securities laws and the rules and regulations of the SEC. HeartWare may not actually achieve the plans, projections or expectations disclosed in forward-looking statements, and actual results, developments or events could differ materially from those disclosed in the forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, including without limitation those described in Part I, Item 1A. “Risk Factors” in HeartWare’s

Annual Report on Form 10-K filed with the SEC. HeartWare may update risk factors from time to time in Part II, Item 1A. “Risk Factors” in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, or other filings with the SEC.

Item 9.	Exhibits

The following Exhibits are attached to this Schedule 14D-9.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 26, 2016 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. on July 26, 2016).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. on July 26, 2016).

(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. on July 26, 2016).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. on July 26, 2016).

(a)(1)(E)	Summary Advertisement, as published in the Wall Street Journal on July 26, 2016 (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp. on July 26, 2016).

(a)(1)(F)	Joint Press Release issued by Medtronic plc and HeartWare International, Inc., dated June 27, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016).

(a)(5)(A)*	Opinion of Perella Weinberg Partners LP dated June 26, 2016 (incorporated by reference to Annex I to this Schedule 14D-9).

(a)(5)(B)	Notice to Trustee and Holders of Convertible Notes, dated June 27, 2016 (incorporated by reference to Exhibit (a)(5)(a) to the Schedule TO-C filed by HeartWare International, Inc. with the Securities and Exchange Commission on June 27, 2016).

(e)(1)	Agreement and Plan of Merger by and among Medtronic, Inc., Medtronic Acquisition Corp. and HeartWare International, Inc., dated as of June 27, 2016 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by HeartWare International, Inc. on June 27, 2016).

(e)(2)	Confidential Disclosure Agreement by and between HeartWare, Inc. and Medtronic, Inc., dated as of January 19, 2016 (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed with the SEC by Medtronic plc, Medtronic, Inc. and Medtronic Acquisition Corp.).

(e)(3)	Letter Amendment between HeartWare International, Inc. and HeartWare, Inc. and Douglas Godshall, dated June 26, 2016 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

(e)(4)	Letter Amendment between HeartWare International, Inc. and HeartWare, Inc. and Peter McAree, dated June 26, 2016 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

Exhibit No.	Description

(e)(5)	Letter Amendment between HeartWare, Inc. and Lawrence Knopf, dated June 26, 2016 (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

(e)(6)	Letter Amendment between HeartWare, Inc. and Katrin Leadley, dated June 26, 2016 (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

(e)(7)	Letter Amendment between HeartWare, Inc. and Mark Strong, dated June 26, 2016 (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

(e)(8)	Letter Amendment between HeartWare, Inc. and Jeffrey LaRose, dated June 26, 2016 (incorporated by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

(e)(9)	Letter Amendment between HeartWare, Inc. and James Schuermann, dated June 26, 2016 (incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by HeartWare, Inc. on June 27, 2016).

(e)(10)	Amended and Restated Employment Agreement, dated as of December 16, 2009, by and between HeartWare International, Inc. and Douglas Godshall (incorporated by reference to Exhibit 10.1 to HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2009).

(e)(11)	Amended and Restated Employment Agreement, dated as of December 16, 2009, by and between HeartWare, Inc. and Jeffrey LaRose (incorporated by reference to Exhibit 10.6 to HeartWare International, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 23, 2010).

(e)(12)	Employment Agreement, dated as of December 5, 2008, between HeartWare, Inc. and James Schuermann (incorporated by reference to Exhibit 99 to HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2008).

(e)(13)	Form of Amendment to Employment Agreement (for Section 16 officers), dated December 2010 (incorporated by reference to Exhibit 10.08 to HeartWare International, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 24, 2011, and with respect to Amendment No. 1, to Exhibit 10.1 to HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2015).

(e)(14)	Form of Deed of Indemnity, Access and Insurance Agreement for directors and executive officers (incorporated by reference to the respective exhibits filed with HeartWare International, Inc.’s Registration Statement on Form 10 (File No. 000-52595) filed with the Securities and Exchange Commission on April 30, 2007).

(e)(15)	Letter of Appointment as a Director of HeartWare International, Inc. dated December 1, 2006 between HeartWare Limited and Robert Stockman (incorporated by reference to the respective exhibits filed with HeartWare International, Inc.’s Registration Statement on Form 10 (File No. 000-52595) filed with the Securities and Exchange Commission on April 30, 2007).

(e)(16)	Letter of Appointment as a Director of HeartWare International, Inc. dated December 15, 2004 between HeartWare Limited and Robert Thomas (incorporated by reference to the respective exhibits filed with HeartWare International, Inc.’s Registration Statement on Form 10 (File No. 000-52595) filed with the Securities and Exchange Commission on April 30, 2007).

Exhibit No.	Description

(e)(17)	Letter of Appointment as a Director of HeartWare International, Inc. dated December 15, 2004 between HeartWare Limited and Denis Wade (incorporated by reference to the respective exhibits filed with HeartWare International, Inc.’s Registration Statement on Form 10 (File No. 000-52595) filed with the Securities and Exchange Commission on April 30, 2007).

(e)(18)	Letter of Appointment as a Director of HeartWare International, Inc. dated September 3, 2008 between HeartWare International, Inc. and Ray Larkin (incorporated by reference to Exhibit 10.27 to HeartWare International, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2009).

(e)(19)	Letter of Appointment as a Director of HeartWare International, Inc. dated April 16, 2008 between HeartWare International, Inc. and Timothy J. Barberich (incorporated by reference to Exhibit 10.28 to HeartWare International, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2009).

(e)(20)	Letter of Appointment as a Director of HeartWare International, Inc. dated December 21, 2011 between HeartWare International, Inc. and Cynthia Feldmann (incorporated by reference to Exhibit 10.1 to HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2012).

(e)(21)	Letter of Appointment as a Director of HeartWare International, Inc. dated January 11, 2016 between HeartWare International, Inc. and Stephen N. Oesterle, M.D. (incorporated by reference to Exhibit 10.1 to HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016).

(e)(22)	Offer letter, dated as of March 21, 2011, between HeartWare, Inc. and Lawrence J. Knopf (incorporated by reference to Appendix 12 to the Information Memorandum contained in HeartWare International, Inc.’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 22, 2008).

(e)(23)	Offer Letter, dated as of June 18, 2012, between HeartWare, Inc. and Peter McAree (incorporated by reference to Appendix 9 to the Information Memorandum contained in HeartWare International, Inc.’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 22, 2008).

(e)(24)	Offer letter, dated as of September 23, 2013, between HeartWare, Inc. and Mark Strong (incorporated by reference to Appendix 10 to the Information Memorandum contained in HeartWare International, Inc.’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 22, 2008).

(e)(25)	Promotion letter, effective as of July 21, 2014, between HeartWare, Inc. and Mark Strong (incorporated by reference to Exhibit 99.4 to HeartWare International, Inc.’s Registration Statement on Form S-8 (File No. 333-155359) filed with the Securities and Exchange Commission on November 13, 2008).

(e)(26)	Employment Contract, dated as of September 1, 2014, between HeartWare GmbH and Katrin Leadley, M.D. (incorporated by reference to Exhibit 10.3 to HeartWare International, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2014).

(e)(27)	HeartWare International, Inc. 2008 Stock Incentive Plan (incorporated by reference to Appendix 12 to the Information Memorandum contained in HeartWare International, Inc.’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 22, 2008).

Exhibit No.	Description

(e)(28)	HeartWare International, Inc. Employee Stock Option Plan (incorporated by reference to Appendix 9 to the Information Memorandum contained in HeartWare International, Inc.’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on September 22, 2008).

(e)(29)	Form of HeartWare International, Inc. Incentive Option Terms (incorporated by reference to Exhibit 99.4 to HeartWare International, Inc.’s Registration Statement on Form S-8 (File No. 333-155359) filed with the Securities and Exchange Commission on November 13, 2008).

(e)(30)	Nonstatutory Stock Option Notice and Agreement to 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to HeartWare International, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2010).

(e)(31)	HeartWare International, Inc. 2012 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to HeartWare International, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2012).

(e)(32)	Amendment No. 1 to the HeartWare International, Inc. 2012 Incentive Award Plan, dated June 29, 2015 (incorporated by reference to Exhibit 4.1 to HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2015).

(e)(33)	Form of HeartWare International Inc. 2012 Incentive Award Plan Stock Option Notice and Award Agreement (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-184358) filed with the Securities and Exchange Commission on October 10, 2012).

(e)(34)	Form of HeartWare International Inc. 2012 Incentive Award Plan Restricted Stock Unit Notice and Award Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-184358) filed with the Securities and Exchange Commission on October 10, 2012).

(e)(35)	Certificate of Incorporation of HeartWare International, Inc. (incorporated by reference to the respective exhibits filed with HeartWare International, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2008).

(e)(36)	Certificate of Amendment, dated June 25, 2015, to HeartWare International, Inc.’s Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to HeartWare International, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2015).

(e)(37)	Amended and Restated Bylaws of HeartWare International, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by HeartWare International, Inc. on June 27, 2016).

Annex I*	Opinion of Perella Weinberg Partners LP, dated June 26, 2016.

Annex II*	Section 262 of the Delaware General Corporation Law.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2016	HeartWare International, Inc.
By: /s/ Lawrence J. Knopf
Name: Lawrence J. Knopf
Title: SVP, General Counsel and Secretary

ANNEX I

June 26, 2016

The Board of Directors

HeartWare International, Inc.

500 Old Connecticut Path

Framingham, Massachusetts 01701

Members of the Board of Directors:

We understand that HeartWare International, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby Medtronic, Inc., a Minnesota corporation (the “Parent”), and Medtronic Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the tender offer for all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), pursuant to which Merger Sub will pay $58.00 in cash (the “Per Share Consideration”) for each share of Company Common Stock accepted (the “Tender Offer”). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”, and together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of the Parent and each outstanding share of Company Common Stock, other than the Excluded Shares (as defined below), will be converted into the right to receive the Per Share Consideration. The terms and the conditions of the Transaction are more fully set forth in the Merger Agreement. As used herein, “Excluded Shares” means Dissenting Shares (as defined in the Merger Agreement) and shares of Company Common Stock held as treasury stock or owned by the Parent or Merger Sub immediately prior to the effective time of the Merger.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than Excluded Shares) of the Per Share Consideration provided for in the proposed Tender Offer and the Merger.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including equity research analyst reports;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company;

3.	discussed the past and current operations, financial condition and prospects of the Company with management of the Company;

4.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

5.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

6.	reviewed historical premiums paid for securities of certain publicly-traded companies in certain transactions which we believe to be generally relevant;

7.	reviewed a draft dated June 25, 2016 of the Merger Agreement; and

8.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the assumptions on which they are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ in any material respect relevant to our opinion from the form of Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the contemplated benefits expected to be derived in the proposed Transaction in any way meaningful for our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Per Share Consideration to be received by the holders of the Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement, any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Per Share Consideration to be received by the holders of the Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its affiliates provided certain investment banking services to the Company and its affiliates for which Perella Weinberg Partners LP and its affiliates received compensation, including acting as financial advisor to the Company in connection with two transactions. During the two year period prior to the date hereof, Perella Weinberg Partners LP and its affiliates provided certain investment banking services to the Parent and its affiliates for which Perella Weinberg Partners LP and its affiliates received compensation, including acting as financial advisor to the Parent in its acquisition of Covidien plc. Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and the Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or the Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or how such holder should vote, make any election or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of the Company Common Stock will trade at any time. In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Per Share Consideration to be received by the holders of Company Common Stock (other than Excluded Shares) in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

ANNEX II

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the Parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than

20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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